Bit Origin Ltd

375 Park Ave, Fl 1502

New York NY 10152

May 1, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonia Bednarowski

Re:	Bit Origin Ltd
Registration Statement on Form F-3, as amended
File No. 333-268501
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Bit Origin Ltd (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form F-3, as amended (File No. 333-268501), so that such registration statement may become effective at 4:30 p.m. Eastern Time on May 3, 2023, or as soon as practicable thereafter.

Bit Origin Ltd

By:	/s/ Lucas Wang
Name:	Lucas Wang
Title:	Chairman and Chief Executive Officer